

April 8, 2013

Via E-mail
Mr. Juan R. Figuereo
Chief Financial Officer
1875 Explorer Street, Suite 1000
Reston, VA 20190

> **Re: NII Holdings, Inc.**
> **Form 10-K for the Year ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 000-32421**

Dear Mr. Figuereo:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

B. Results of Operations, page F-51

1. Please expand your discussion of reported cost of revenues and expenses to quantify the impact of the period-to-period changes due to foreign currency exchange rates.

2. It appears to us that you have limited your constant currency presentation and discussion to revenues and segment earnings. Please expand your constant currency presentation and discussion to include your expenses. The discussion should include the reasons for the period-to-period changes in the constant currency expenses.

Please file all correspondence over EDGAR.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage  for

Larry Spirgel
Assistant Director